Exhibit 99.2
PROXY
THIS PROXY IS BEING SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
     The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the “Company”), hereby appoints Mr. Ling Y. Wu and Ms. Carol Feathers, and each of them individually and acting singly, as Proxies to represent and vote all of the Company’s Common Shares held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on September 29, 2009 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time), and at any adjournment or postponement thereof.
YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD OR YOU ATTEND THE MEETING AND VOTE IN PERSON.
Proposal 1: Approval of the Minutes of the Prior Meeting.
☐	FOR

☐	AGAINST

☐	ABSTAIN
Proposal 2: Appointment of Ernst & Young LLP as the Company’s independent auditors for the current fiscal year.
☐	FOR

☐	AGAINST

☐	ABSTAIN

Proposal 3: Election of Directors.
Nominees: Yuan Chun Tang, Michael C. Lee, Andy C.C. Cheng, David Sun, Jack Sun, Gai Poo Lee, Ching Rong Shue, Fang Hsiung Cheng, Anson Chan, and Yichin Lee.
☐	FOR ALL

☐	WITHHOLD ALL

☐	WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME OF NOMINEE BELOW.

NAME OF NOMINEE:

Proposal 4: Approval of the Compensation of Directors.
☐	FOR

☐	AGAINST

☐	ABSTAIN
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Please sign here and timely return this card in the enclosed pre-addressed envelope or by facsimile to Ms. Carol Feathers at Appleby at (441) 295-3328. In order to be counted, this card must be received by 5:00 p.m. (New York time) on Friday, September 25, 2009.

Signature:	Dated:

Signature:

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in some other fiduciary capacity, please give your full title.